

June 6, 2014

<u>Via E-mail</u>
Timothy Hubach
The Howard Hughes Corporation
13355 Noel Road
22nd Floor
Dallas, TX 75240

      Re: The Howard Hughes Corporation
              Form 10-K for the fiscal year ended December 31, 2013
              Filed February 27, 2014
              File No. 001-34856

Dear Mr. Hubach:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Duc Dang

                                Duc Dang
                                Special Counsel